EXHIBIT 99.1

Internet Gold Reports its Financial Results for
the First Quarter of 2015

- Dividend is expected from B Communications in June 2015 -

Ramat Gan, Israel – May 21, 2015 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the quarter ended March 31, 2015. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Dividend from B Communications: On May 21, 2015 B Communications' board of directors declared a cash dividend in the amount of NIS 67 million ($17 million) or NIS 2.24 ($0.56) per share. On June 16, 2015 Internet Gold is expected to receive its distributive share totaling approximately NIS 45 million ($11 million).

Bezeq’s Results: For the first quarter of 2015, the Bezeq Group reported revenues of NIS 2.2 billion ($546 million) and operating profit of NIS 636 million ($160 million). Bezeq’s EBITDA for the first quarter totaled NIS 953 million ($239 million), representing an EBITDA margin of 43.8%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 463 million ($116 million). Bezeq's cash flow from operating activities during the period totaled NIS 961 million ($241 million).

Cash and Debt Position: As of March 31, 2015, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 295 million ($74 million), its unconsolidated gross debt was NIS 1.1 billion ($282 million) and its unconsolidated net debt was NIS 826 million ($208 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	March 31,		March 31,	December 31,
	2014	2015	2015	2014
	NIS	NIS	US$	NIS
Short term liabilities	123	198	50	82
Long term liabilities	1,053	923	232	1,062
Total liabilities	1,176	1,121	282	1,144
Cash and cash equivalents	432	295	74	322
Total net debt	744	826	208	822

(1)       Does not include the consolidated balance sheet of B Communications and its subsidiaries.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 844 million ($212 million). On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, B Communications’ will receive its share of the dividend distribution of approximately NIS 259 million ($65 million).

Internet Gold’s First Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the first quarter of 2015 totaled NIS 2,174 million ($546 million), a 5.9% decrease compared with NIS 2,311 million reported in the first quarter of 2014. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the first quarter of 2015 totaled NIS 505 million ($127 million), a 4.9% decrease compared with NIS 531 million reported in the first quarter of 2014.

Internet Gold's consolidated net income for the first quarter of 2015 totaled NIS 302 million ($76 million), compared with NIS 31 million reported in the first quarter of 2014.

Internet Gold’s First Quarter Unconsolidated Financial Results

As of March 31, 2015 Internet Gold held approximately 67% of B Communications outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net income for the first quarter of 2015 totaled NIS 32 million ($8 million), compared with its share in B Communications' net loss of NIS 138 million in the first quarter of 2014.

Internet Gold’s unconsolidated net financial expenses for the first quarter of 2015 totaled NIS 3 million ($1 million) compared with NIS 5 million in the first quarter of 2014. These expenses consist of NIS 9 million ($2 million) of interest and CPI linkage expenses related to Internet Gold’s publicly-traded debentures and were partially offset by NIS 6 million ($2 million) of financial income generated by short term investments.

Internet Gold's net income attributable to shareholders for the first quarter of 2015 totaled NIS 28 million ($7 million) compared with a loss attributable to its shareholders of NIS 144 million in the first quarter of 2014.  The Company’s loss in the first quarter of 2014 is attributable to B Communications’ NIS 83 million non-cash, net expenses related to the revaluation of the CCS hedge transactions associated with its Senior Secured Notes, and the NIS 183 million one-time expenses relating to the early repayment of its loans incurred to acquire the controlling interest in Bezeq and the early redemption of all its outstanding Series A Debentures.

In millions
			Convenience
			translation
			into
	Quarter ended		U.S. dollars	Year ended
	March 31,		(Note A)	December 31,
	2014	2015	2015	2014
	NIS	NIS	US$	NIS
Revenues	-	-	-	-
Financial expenses, net	(5)	(3)	(1)	(83)
Operating expenses	(1)	(1)	-	(4)
Interest in BCOM's net income (loss)	(138)	32	8	(16)
Net income (loss)	(144)	28	7	(103)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “During the last years, we carried on with the process of improving our debt structure and our financial strength. Today's decision of B Communications' board of directors to declare a cash dividend in the amount of NIS 2.24 per share, is very good news for us and we expect to receive NIS 45 million in June. We are very pleased with the results of our B Communications subsidiary and with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2015. For a full discussion of Bezeq’s results for the first quarter ended March 31, 2015, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2015	Q1 2014	% change
	(NIS millions)

Revenues	2,174	2,311	(5.9)%
Operating profit	636	688	(7.6)%
EBITDA	953	1,002	(4.9)%
EBITDA margin	43.8%	43.4%
Net profit attributable to Company shareholders	463	457	1.3%
Basic and Diluted EPS (NIS)	0.17	0.17	0.0%
Cash flow from operating activities	961	1,043	(7.9)%
Payments for investments	368	315	16.8%
Free cash flow 1	606	757	(19.9)%
Net debt/EBITDA (end of period) 2	1.84	1.81

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2015 amounted to NIS 2.17 billion ($546 million) compared with NIS 2.31 billion in the corresponding quarter of 2014, a decrease of 5.9%.  The decrease in revenues was primarily related to lower revenues at Pelephone, which was partially offset by increased revenues of Bezeq Fixed-Line and Bezeq International.

Salary expenses of the Bezeq Group in the first quarter of 2015 amounted to NIS 439 million ($110 million) compared with NIS 448 million in the corresponding quarter of 2014, a decrease of 2.0%. The decrease in salary expenses was primarily due to streamlining procedures at Pelephone.

Operating expenses of the Bezeq Group in the first quarter of 2015 amounted to NIS 799 million (201 million) compared with NIS 869 million in the corresponding quarter of 2014, a decrease of 8.1%.  The decrease in operating expenses was due to a reduction in most of the Bezeq Group's expense items.

Other operating income of the Bezeq Group in the first quarter of 2015 amounted to NIS 17 million ($4 million) compared with NIS 8 million in the corresponding quarter of 2014. The increase in other operating income was due to the recording of a one-time profit of NIS 12 million arising from the increase in the Bezeq Group’s controlling interest in Yes.

Operating profit of the Bezeq Group in the first quarter of 2015 amounted to NIS 636 million ($160 million) compared with NIS 688 million in the corresponding quarter of 2014, a decrease of 7.6%.  EBITDA of the Bezeq Group in the first quarter of 2015 amounted to NIS 953 million ($239 million) (EBITDA margin of 43.8%) compared with NIS 1.00 billion (EBITDA margin of 43.4%) in the corresponding quarter of 2014, a decrease of 4.9%.  The decrease in operating profit and EBITDA was due to the decrease in revenues partially offset by a reduction in expenses of Pelephone and Bezeq Fixed-Line.

Net profit attributable to Bezeq shareholders in the first quarter of 2015 amounted to NIS 463 million ($116 million) compared with NIS 457 million in the corresponding quarter of 2014, an increase of 1.3%.  Net profit was influenced by an improvement in the financial results of Yes.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2015 amounted to NIS 961 million ($241 million) compared with NIS 1.04 billion in the corresponding quarter of 2014, a decrease of 7.9%.  The decrease in cash flow from operating activities was primarily due to changes in working capital which were partially due to timing differences.

Payments for investments (Capex) of the Bezeq Group in the first quarter of 2015 amounted to NIS 368 million ($92 million) compared with NIS 315 million in the corresponding quarter of 2014, a 16.8% increase. The Group's high level of investments is due to the continued nationwide rollout of Bezeq Fixed Line's fiber optic network, together with investments in advanced technologies for the enhancement of the NGN (Next Generation Network).

Free cash flow of the Bezeq Group in the first quarter of 2015 amounted to NIS 606 million ($152 million) compared with NIS 757 million in the corresponding quarter of 2014, a decrease of 19.9%.

Net financial debt of the Bezeq Group amounted to NIS 8.20 billion ($2.06 billion) at March 31, 2015 compared with NIS 7.32 billion as of March 31, 2014.  At March 31, 2015, the Group's net financial debt to EBITDA ratio was 1.84, compared with 1.81 on March 31, 2014.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2015 (NIS 3.98 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2015	2015	2014	2014
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,207	303	1,222	732
Restricted cash	17	4	23	65
Investments, including derivatives	3,750	943	2,100	3,406
Trade receivables, net	2,290	575	2,499	2,227
Other receivables	274	69	295	242
Inventory	87	22	100	96
Assets classified as held-for-sale	85	21	201	52

Total current assets	7,710	1,937	6,440	6,820

Investments, including derivatives	331	83	81	271
Long-term trade and other receivables	542	136	618	566
Property, plant and equipment	7,365	1,851	6,533	6,572
Intangible assets	8,536	2,145	6,484	5,908
Deferred and other expenses	365	91	378	364
Broadcasting rights	460	116	-	-
Investment in equity-accounted investee	29	7	1,032	1,057
Deferred tax assets	-	-	29	-

Total non-current assets	17,628	4,429	15,155	14,738

Total assets	25,338	6,366	21,595	21,558

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2015	2015	2014	2014
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Bank loans and credit and debentures	2,231	559	1,249	1,561
Trade payables	1,075	270	627	664
Liability to related party	781	196	-	-
Other payables including derivatives	1,044	262	869	757
Dividend payable	-	-	554	-
Current tax liabilities	747	188	665	671
Provisions	84	21	122	62
Employee benefits	274	70	269	259
Total current liabilities	6,236	1,566	4,355	3,974

Bank loans and debentures	14,617	3,672	13,097	13,419
Employee benefits	238	60	235	233
Other liabilities	283	71	224	262
Provisions	69	17	68	69
Deferred tax liabilities	807	204	971	835
Total non-current liabilities	16,014	4,024	14,595	14,818

Total liabilities	22,250	5,590	18,950	18,792

Equity
Total equity attributable to equity holders
of the Company	(150)	(38)	(227)	(183)
Non-controlling interests	3,238	814	2,872	2,949

Total equity	3,088	776	2,645	2,766

Total liabilities and equity	25,338	6,366	21,595	21,558

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income as at

	Three months period ended			Year ended
	March 31,			December 31,
		Convenience
		Translation into
		U.S. dollars
		(Note A)
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
	(In millions, except per share data)
Revenues	2,174	546	2,311	9,055

Cost and expenses
Depreciation and amortization	439	110	469	1,873
Salaries	439	110	448	1,771
General and operating expenses	802	201	871	3,371
Other operating (income) expenses, net	(11)	(2)	(8)	(535)

	1,669	419	1,780	6,480

Operating income	505	127	531	2,575

Financing expenses, net	100	25	350	694

Income after financing expenses, net	405	102	181	1,881

Share in (income) losses of equity-
accounted investee	(16)	(4)	19	170

Income before income tax	421	106	162	1,711

Income tax	119	30	131	667

Net income for the period	302	76	31	1,044

Income (loss) attributable to:
Owners of the Company	28	7	(144)	(103)
Non-controlling interests	274	69	175	1,147

Net income for the period	302	76	31	1,044

Earnings per share

Net income (loss), basic	1.44	0.36	(7.50)	(5.38)

Net income (loss), diluted	1.42	0.36	(7.52)	(5.50)

Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

	Three months period ended
	March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS millions	US$ millions	NIS millions

Operating income	636	160	688
Depreciation and amortization	317	79	314

EBITDA	953	239	1,002

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three months period ended
	March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS millions	US$ millions	NIS millions

Cash flow from operating activities	961	241	1,043
Purchase of property, plant and equipment	(302)	(76)	(267)
Investment in intangible assets and deferred expenses	(66)	(17)	(48)
Proceeds from the sale of property, plant and equipment	13	4	29

Free cash flow	606	152	757

Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows (the "report") and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

•	The Company’s un-reviewed financial statements as of and for the quarter ended March 31, 2015, reflect that the Company had an equity deficit of NIS 150 million as of such date.
•
The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from April 1, 2015 until December 31, 2015, January 1, 2016 until December 31, 2016 and January 1, 2017 until March 31, 2017, described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

•
Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows statement there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from April 1, 2015 until December 31, 2015	For the period from January 1, 2016 until December 31, 2016	For the period from January 1, 2017 until March 31, 2017
	NIS millions	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	11	10	10

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (2)(3)	17	88	125
Cash provided by investing activities	17	88	125

Sources from Subsidiary:
Dividends from subsidiary (4)	76	98	33

Projected uses:
Cash flows used in operating activities (5)	(3)	(4)	(1)

Cash flows from financing activities:
Repayments of debentures (6)	(61)	(130)	(132)
Interest payments (6)	(30)	(52)	(25)
Cash used in financing activities	(91)	(182)	(157)

Closing balance:
Cash and cash equivalents (1)	10	10	10

Assumptions and explanations pertaining to the above table:

(1)
Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of April 1, 2015, the Company’s investments in marketable securities totaled NIS 284 million and by March 31, 2017 this balance is expected to be NIS 45 million.

As of March 31, 2015, cash, cash equivalents and current investments in marketable securities totaled NIS 295 million. These liquid balances can be converted to cash in a short period of time and are a source for debt service. The Company’s cash, cash equivalents and current investments in marketable securities are sufficient for the service of the Company's debt until February 2017.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2014 and in 2013 the Company generated yields of 2.4% and 5.5%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

	Annual yield
Period	5%	-2%
1 – nine month profit (loss)	11	(4)
2 – annual profit (loss)	12	(5)
3 – three month profit (loss)	2	(1)

(4)
Assumption of receipt of a dividend from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that B Communications will distribute accumulated dividends of at least NIS 310 million by March 31, 2017. This assumption is based on market forecasts of the estimated net profits of Bezeq and on the Company's estimation of B Communications’ anticipated retained earnings during the projected periods. These estimates are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation amortization expenses with respect to its acquisition of the controlling interest in Bezeq ("Bezeq PPA")  that are non-cash expenses. Future Bezeq PPA amortization expenses are expected to decrease significantly because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until March 31, 2015, B Communications has amortized approximately 67% of the total Bezeq PPA.

The dividend assumption stated in the distribution estimate above, does not differ materially from that reported in the previous quarter. The Company's management made only an internal update of the timing of distributions between the projected periods.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on (i) B Communications’ December 2013 distribution, and (ii) B Communications' declaration in May 2015 of a dividend distribution payable in June 2015, both in the amount of its retained earnings balance. The Company believes that the probability of future dividend distributions by B Communications has improved and is supported by the unrestricted cash mechanism provision in its Senior Secured Notes that were issued in February 2014 that allows the use of funds that are not pledged to the holders of the Senior Secured Notes.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it did in 2013 and May 2015, and that it will distribute most of its retained earnings balance, so long as B Communications will have sufficient resources to service its debt for a period of at least 18 months and that the distribution meets the criteria for distributions under Israeli law. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(5)
The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

(6)
The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed 0% annual increase in the Consumer Price Index in 2015 and an assumed 1.5% annual increase in the Consumer Price Index in 2016.

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in preparing the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. An example of this ability to sell shares of B Communications is the transaction carried out in 2013, when shares were sold to Norisha Holdings Ltd.

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in the recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that for the duration of the projected period for which cash flow information has been provided there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.